Exhibit (A)(5)(D)

Covidien Completes Acquisition of VNUS Medical Technologies

DUBLIN, Ireland – June 17, 2009 – Covidien (NYSE: COV), a leading global provider of healthcare products, today announced that one of its subsidiaries has completed the previously announced acquisition of VNUS Medical Technologies for approximately $440 million, net of cash and investments acquired.

The tender offer by Covidien’s subsidiary expired today at 9:00AM ET. At that time, the depositary for the offer advised Covidien that 13,998,147 shares of VNUS had been validly tendered and not withdrawn, representing approximately 86% of the outstanding VNUS common shares. All shares that were validly tendered and not withdrawn were accepted for purchase and paid for in accordance with the tender offer. An additional 955,552 shares, or approximately 6% of the outstanding VNUS shares, had been tendered pursuant to notices of guaranteed delivery.

Pursuant to the terms of the merger agreement, Covidien’s subsidiary exercised its option to purchase newly issued shares from VNUS at the tender offer price. This permitted Covidien’s subsidiary to acquire sufficient shares to effect a short-form merger with and into VNUS, which then became a wholly owned subsidiary of Covidien.

“The acquisition of VNUS will expand our vascular product line and is consistent with our strategy of becoming a leading partner with interventional radiologists and vascular surgeons,” said Joe Almeida, President, Medical Devices, Covidien. “VNUS will be an important addition to our portfolio of vascular intervention products and we are pleased to have the VNUS employees joining Covidien as part of our new Vascular Therapies global business unit.”

ABOUT COVIDIEN

Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in four segments: Medical Devices, Imaging Solutions, Pharmaceutical Products and Medical Supplies. With 2008 revenue of nearly $10 billion, Covidien has more than 41,000 employees worldwide in 59 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.

CONTACTS:

Eric Kraus	Coleman Lannum, CFA
Senior Vice President	Vice President
Corporate Communications	Investor Relations
508-261-8305	508-452-4343
eric.kraus@covidien.com	cole.lannum@covidien.com

Bruce Farmer	Brian Nameth
Vice President	Director
Public Relations	Investor Relations
508-452-4372	508-452-4363
bruce.farmer@covidien.com	brian.nameth@covidien.com